EXHIBIT J-2

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE

SECURITIES AND EXCHANGE COMMISSION

     (Release No. 35-_____)

     Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

     September __, 2005

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by October __, 2005 to the Secretary, Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After October __, 2005, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                  * * * * * *

AMEREN CORPORATION, ET AL.     (70-8945)
--------------------------

     Ameren Corporation ("Ameren"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), whose principal business address is at 1901 Chouteau Avenue, St. Louis, Missouri 63103, its non-utility subsidiaries, CIPSCO Investment Company ("CIPSCO Investment") and CIPSCO Leasing Company ("CIPSCO Leasing"), whose principal business address is at 607 East Adams Street, Springfield, Illinois 62739, and its public-utility subsidiary, AmerenEnergy Resources Generating Company ("AERG"), whose principal business address is at 300 Liberty Street Peoria, Illinois 61602, have filed a post-effective amendment ("Post-Effective Amendment") to their previously amended application/declaration in this proceeding pursuant to Sections 6(a), 7, 9(a), 10, 11(b)(1), 12(b) and 12(f) of the Act and Rules 45 and 54 thereunder.

     Ameren directly owns all of the issued and outstanding common stock of Union Electric Company, d/b/a "AmerenUE," Central Illinois Public Service Company, d/b/a "AmerenCIPS," and Illinois Power Company d/b/a "AmerenIP," and indirectly through CILCORP Inc. ("CILCORP"), an exempt holding company, owns all of the issued and outstanding common stock of Central Illinois Light Company, d/b/a "AmerenCILCO." Together, AmerenUE, AmerenCIPS, AmerenIP and AmerenCILCO provide retail and wholesale electric service to approximately 2.3 million customers and retail natural gas service to approximately 935,000 customers in parts of Missouri and Illinois. In addition, AmerenCILCO holds all of the outstanding common stock of AERG, a non-exempt electric utility generating subsidiary to which AmerenCILCO transferred substantially all of its generating assets in October 2003.

     Ameren also directly owns all of the issued and outstanding common stock of CIPSCO Investment, a non-utility subsidiary that in turn owns all of the issued and outstanding common stock of, among other subsidiaries, CIPSCO Leasing. CIPSCO Leasing, directly or through subsidiaries, invests in certain long-term leveraged lease transactions. As relevant to this Post-Effective Amendment, CIPSCO Leasing's wholly-owned subsidiary, CLC Aircraft Leasing Company ("CLC Aircraft"), holds a 100% interest as the owner participant in an MD-88 commercial passenger aircraft that is leased to Delta Air Lines, Inc. ("Delta") (the "Aircraft Lease Interest").

     By order dated December 30, 1997, in this proceeding (Holding Co. Act Release No. 26809) (the "Merger Order"), the Commission authorized Ameren to acquire all of the issued and outstanding common stock of AmerenUE and CIPSCO Incorporated, which was then the parent company of AmerenCIPS, to organize a service company subsidiary, and to issue and sell common stock pursuant to certain stock plans. In addition, the Commission authorized Ameren to retain the direct and indirect non-utility subsidiaries and investments of AmerenUE and CIPSCO Incorporated, subject to certain exceptions. Specifically as it relates to this Post-Effective Amendment, the Commission determined that the Aircraft Lease Interest was retainable under Section 9(c)(3) of the Act./1/ However, the applicants state that this investment is no longer being held for the purpose of obtaining the tax benefits, as was the case at the time of the Merger Order. Ameren has concluded, therefore, that the Aircraft Lease Interest is not retainable under the standards of either Section 11(b)(1) of the Act or under Commission precedents interpreting Section 9(c)(3) of the Act.

     Ameren requests that the Commission issue a supplemental order in this proceeding to: (i) require Ameren to take the appropriate actions to cause CIPSCO Leasing to sell or otherwise dispose of the Aircraft Lease Interest; (ii) recite that such sale or disposition of the Aircraft Lease Interest is necessary or appropriate to the integration or simplification of the Ameren holding company system and to effectuate the provisions of Section 11(b)(1); (iii) require that the net proceeds from such sale or disposition be utilized within 24 months of the receipt thereof to retire or cancel securities representing indebtedness of the transferor or otherwise expended for property other than "nonexempt property" within the meaning of section 1083 of the Internal Revenue Code, as amended (the "Code") or invested as a contribution to the capital, or

----------
1    Under Section 9(c)(3) of the Act, the Commission may permit a registered holding company to acquire securities "in the ordinary course of business" if "not detrimental to the public interest or the interest of investors or consumers." The Commission has construed Section 9(c)(3) to permit registered holding companies to make passive equity investments in leveraged leases for the purpose of obtaining tax benefits in the form of accelerated depreciation and investment credits. See Central and South West Corporation, et al., 49 S.E.C. 323 (1985).

as paid-in surplus, of another direct or indirect subsidiary of Ameren in a manner that satisfies the nonrecognition provisions of Code section 1081; and
(iv) recite that such expenditure or investment by the transferor is necessary or appropriate to the integration or simplification of the Ameren holding company system./2/

     CIPSCO Leasing intends to seek a buyer or buyers for the Aircraft Lease Interest in a privately negotiated transaction. Alternatively, in the event of the bankruptcy of Delta, CLC Aircraft, as owner participant under the lease, may forfeit its beneficial interest in the leased aircraft if the indenture trustee, on behalf of the debt holders, exercises its remedy to take title to the aircraft. It is stated that such transfer of the beneficial interest in the leased aircraft to the indenture trustee would be treated as a "sale" for federal income tax purposes for an amount equal to the outstanding balance of the leveraged lease debt. In either event, it is expected that such transfer will result in a significant amount of gain for federal income tax purposes. Accordingly, CIPSCO Leasing will structure any such transfer in a manner that will enable it to utilize the non-recognition provisions of Code section 1081. In order to achieve this result, Ameren will cause CIPSCO Leasing to engage in a series of essentially simultaneous intercompany transactions the purpose of which is to structure the sale of the Aircraft Lease Interest to occur from a subsidiary of Ameren (in this case AERG) that has sufficient tax basis in similar classes of property to absorb the basis reductions required by Code section 1082(b).

     More specifically, CIPSCO Leasing intends to engage in the following transactions (the "Proposed Transactions"):

     1. On or prior to the closing date with respect to the sale of the Aircraft Lease Interest (the "Closing Date"), CIPSCO Leasing will transfer the stock of CLC Aircraft to AERG in exchange for a promissory note (the "AERG Note") and/or cash (together, the AERG Note and the cash are referred to herein as the "AERG Consideration").

     2. On or prior to the Closing Date, Ameren will cause CLC Aircraft to convert into a Delaware limited liability company.

     3. On the Closing Date, AERG will either sell the CLC Aircraft membership interest and/or the leased assets either to a buyer or buyers in exchange for consideration (which is expected to be nominal) or transfer the CLC Aircraft membership interest and/or the leased assets to the indenture trustee for the benefit of the debt holders in the existing leveraged lease structure, which, for federal income tax purposes, will be treated as a deemed sale of the Aircraft Lease Interest.

----------
2    Section 1081(f) of the Code specifies that in order for section 1081 to apply to an exchange, investment, distribution or sale, the order of the Commission in obedience to which such transaction was made must recite that such transaction is necessary or appropriate to effectuate the provisions of Section 11(b) of the Act and specify and itemize the stock and securities and other property which are ordered to be acquired, transferred, received or sold.

     4. Within 24 months after such Closing Date, AERG will expend the consideration received from the buyer or buyers to reduce the AERG Note or will otherwise expend or invest such cash in accordance with Code section 1081(b)./3/

     To the extent required, Ameren requests that the Commission authorize AERG to issue the AERG Note to CIPSCO Leasing in consideration for the stock of CLC Aircraft.

     In addition, in accordance with Code section 1081(f), Ameren requests that the Commission's supplemental order in this proceeding confirm that (1) the proposed disposition of the Aircraft Lease Interest through the Proposed Transactions will be a disposition for cash or cash equivalents in compliance with the supplemental order, (2) the application of the net proceeds to retire all or part of the AERG Note will be a complete or partial retirement of securities representing indebtedness of AERG, (3) the amount of liabilities assumed and the amount of liabilities to which transferred property is subject upon the disposition of the Aircraft Lease Interest through the Proposed Transactions will be an expenditure for property other than "nonexempt property" in compliance with the supplemental order, and (4) accordingly, each of the Proposed Transactions is necessary or appropriate to the integration or simplification of the Ameren holding company system and will effectuate the provisions of Section 11(b)(1) of the Act.

----------
3    It is contemplated that the retirement of the AERG Note will occur on or shortly after the Closing Date.